Willkie Farr & Gallagher LLP
787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

June 2, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2009 (the “2009 Form 20-F”) File No. 000-16174

Dear Mr. Rosenberg:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below is Teva’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in your letter dated May 17, 2010 to Eyal Desheh, Teva’s Chief Financial Officer.  For your convenience, we have set forth below the Staff’s comments in italics, followed by Teva’s responses thereto.  As noted below, we propose to make any enhancements to our disclosure in our next Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2010 (the “2010 Form 20-F”) or in our report on Form 6-K with respect to the quarter ending June 30, 2010 that we expect to file in August 2010 (the “2Q 2010 Form 6-K”).  Please also see the separate letter of Mr. Desheh being submitted concurrently with this response letter containing Teva’s “Tandy letter” acknowledgment.

Item 5:  Operating and Financial Review and Prospects

Results of Operations

Sales by Product Line, page 54

1.
You have described but not quantified the factors that have driven sales growth for your generic products.  Please quantify the impact on your generic product sales due to the specific factors described in your analysis of sales growth by geographic area for each period presented.  In revising your disclosure, ensure that you address all elements encompassed by Item 5A.1 of Form 20-F.

As currently organized, our 2009 Form 20-F provides on pages 53-54 a chart depicting our sales by geographical area for the relevant years, followed by another chart of our  sales by product line.  The discussion that follows these charts tracks the sales by geographical area, combining the significant elements of the various product lines.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 2, 2010

In an effort to improve our disclosure regarding our “Generics and other” product line, as requested by this comment, we propose to add, commencing with our 2Q 2010 Form 6-K, a new section entitled “Generics and Other,” with our sales discussion reorganized as follows:

•	We would continue to include the sales by geographical area chart at the beginning of this section.
•	This would be followed by a discussion of sales by geographical area, similar to the current organization.
•
The sales by product line chart would be moved to follow this section, which would then be accompanied by a new “Generics and Other” section that would discuss the material factors affecting these sales in the relevant periods.  (See the proposed disclosure below.)  We would refer in this section to the relevant factors discussed above in the discussion of our North American sales (rather than repeat them in full) to avoid unnecessary duplication.

•	A discussion of sales of our other product lines would then follow, similar to our existing description commencing on page 59 of our 2009 Form 20-F.

Accordingly, following the sales by product line chart moved from page 54, we would expect to include in our 2010 Form 20-F the following new disclosure relating to our comparison of our 2009 generics and other sales vs. 2008 (with our disclosure for the 2010 vs. 2009 comparison in our 2010 Form 20-F, as well as our disclosure in our 2Q 2010 Form 6-K, taking a similar approach, as applicable):

Generics and Other

Sales of generics and other products grew by $1,621 million, or 21%, in 2009 over 2008.  Our largest market for generics is the United States, comprising 53% of the total generics and other sales in 2009 and growing by $1,003 million, or 25%, over 2008.  U.S. sales benefited from approximately $2 billion of products sold in 2009 that were not sold in 2008, primarily due to sales of products contributed from the Barr portfolio and new product launches (with each contributing approximately half), as discussed above under “-- Sales -- North America.”   These new product additions were partially offset by declines in both the volume and price of sales of previously existing products, primarily those products for which we had exclusive or semi-exclusive rights in 2008, such as Lamictal® (lamotrigine), Wellbutrin XL® (buproprion 150mg) and Risperdal® (risperidone), as well as lower sales of Teva Animal Health, as discussed above under “-- Sales -- North America.”

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 2, 2010

Generics and other products from non-U.S. markets grew by $618 million, or 17%, in 2009 over 2008, primarily driven by the addition of Barr’s European subsidiary, Pliva, and the full year impact of the acquisition of Bentley in 2008.  This growth was partially offset by the impact of foreign currency exchange differences of approximately $490 million.

We note, however, that we are not able to provide a more specific quantification of the contribution of Barr's historical generic sales, nor do we believe that an estimate would be meaningful to investors, due to the following reasons: (a) the operations of the two companies were integrated almost immediately, with sales of previous Barr products made by Teva, making it difficult to determine what share of certain products is Barr or Teva; (b) a number of overlapping products sold by both Barr and Teva were divested to competitors either from the Barr portfolio or the Teva portfolio, but the combined company continued to sell those products as well; and (c) sales of certain products in the Barr portfolio increased by virtue of the increased distribution capabilities and customer relationships of Teva.

Tax Rate, page 63

2.
You disclose that the lower effective tax rate in 2009 was “primarily due to legal settlements, restructuring and impairment charges that reduced pre-tax income in jurisdictions of subsidiaries, whose tax rates are above Teva’s average tax rate.”  Revise your disclosure herein to quantify the effect of each of these charges in lowering the effective tax rate and the reason why each reduced the effective tax rate as compared to the 2008 rate.  Tell us where each in included within the rate reconciliation in Note 14.b. to your financial statements.  Further, it appears to us that there may be significant changes in the reconciling items within your rate reconciliation during 2009 as compared to 2008 that are unrelated to the legal settlements, restructuring and impairment charges, such as tax benefits arising from reduced tax rates under benefit programs, uncertain tax positions, acquisition of IPR&D and release of prior years’ provisions.  Revise your disclosure to explain why each reconciling item changed during 2009 as compared to 2008, and to quantify its effect on your effective tax rate in 2009 as compared to 2008.  Further, disclose the expected effect on future operations and financial position of any known events, trends, uncertainties or commitments related to these reconciling items.

As explained on page 63 of our 2009 Form 20-F, our higher tax rate in 2008 was mainly affected by a non-tax deductible write-off of research and development in process related to the acquisitions of Barr and Cogenesys, which reduced our pre-tax income during the period.  Excluding the impact of the non-deductible write-off of research and development in process acquired, our effective tax rates for both 2009 and 2008 would have been approximately 8%, as reflected in the table below:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 2, 2010

	(U.S. dollars in millions)
	Year ended December 31,
	2009	2008
Income before income taxes	$2,203	$800
Non-deductible write off of research and development in process acquired in business combinations	-	1,402
Adjusted income before income taxes	$2,203	$2,202

Provision for income taxes	$166	$184

Effective tax rate on adjusted income before income taxes	7.5%	8.4%

As shown in the rate reconciliation table included in note 14b to our financial statements and further explained in the note to such table, the percentages fluctuated substantially in 2008 as our income before income taxes that year was significantly lower due to this write-off of research and development in process in the amount of $1,402 million, as a result of the acquisitions consummated that year.  For a more meaningful reconciliation between our statutory tax rate and our effective tax rate, set forth below is an adjusted reconciliation table excluding the non-deductible write-off of research and development in process from our income before income taxes:

	(U.S. dollars in millions)
	Year ended December 31,
	2009	2008
Adjusted income before income taxes*	$2,203	$2,202

Statutory tax rate in Israel	26%	27%
Different effective tax rates applicable to non-Israeli subsidiaries	(4)%	(6)%
Tax benefits arising from reduced tax rates under benefit programs	(19)%	(26)%
Uncertain tax positions	4%	13%
Other*	-	**

Effective consolidated tax rate*	7.5%	8.4%

Provision for income taxes	$166	$184

* Excluding non-deductible write-off of research and development in process acquired.
**Less than 1%.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 2, 2010

As can be seen from the above table, once we adjust for the non-deductible write off of research and development in process, the differences between the reconciling items of 2008 and 2009 are significantly lower.  These reconciling items are derived from numerous legal entities in various tax jurisdictions which are involved in the development, manufacturing, marketing and distribution of pharmaceuticals, which largely recur each year to varying degrees.  There are a multiplicity of factors that impact these reconciling items, with no individual factor or factors being significant to warrant specific disclosure in explaining the year-to-year changes in our tax rate during this period.

Given that our effective tax rate is thus substantially lower than the Israeli statutory tax rate each year, we believe that a reconciliation to the Israeli statutory rate is less relevant to investors; instead, we focus our “Operating and Financial Review and Prospects” disclosure on the meaningful differences in effective tax rate from year to year, highlighting significant factors relevant to each period.  Thus, in our discussion of our 2009 tax rates we identify the legal settlements, restructuring and impairment charges as notable items that resulted in the marginal decrease from what our effective tax rate would otherwise be. We did not believe it necessary to repeat that the significant factor that we identified with respect to 2008 (the non-deductible write off of research and development in process) did not recur in 2009, and we do not believe, due to the minor change in our tax rate in 2009 as compared to 2008 (i.e., without such non-deductible write-off), that further quantification of these factors that affected 2009 is material to investors.  (In the rate reconciliation above, these legal settlements, restructuring and impairment charges are included under different effective tax rates applicable to non-Israeli subsidiaries line item.)

In order to clarify this explanation and to more closely align our discussion of tax rates with the reconciliation table, we propose to modify our discussion of tax rates with respect to 2009 and 2008 (with similar disclosure with respect to 2010, to the extent applicable) commencing with our 2010 Form 20-F, as follows:

The provision for taxes amounted to $166 million, or 7.5% of pre-tax income of $2,203 million in 2009.  In 2008, the provision for taxes amounted to $184 million, or 23.0% of pre-tax income of $800 million.  The higher tax rate in 2008 was mainly the result of a non tax-deductible write-off of research and development in process related to the acquisitions of Barr and Cogenesys that reduced Teva’s pre-tax income that year.  Excluding the impact of this write-off, the effective tax rate for 2008 would have been 8.4%, compared to an effective tax rate of 7.5% in 2009.  This small decrease in the effective tax rate in 2009 was primarily due to a variety of factors, such as different effective tax rates applicable to non-Israeli subsidiaries that have tax rates above Teva’s average tax rate (including the impact of legal settlements, restructuring and impairment charges on such subsidiaries), tax benefits arising from reduced tax rates under benefit programs and changes in uncertain tax positions.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 2, 2010

We are not aware of the expected effect on future operations and financial position of any known events, trends, uncertainties or commitments related to these reconciling items. In future acquisitions, acquired research and development in process will no longer be written off immediately upon acquisition, but will be capitalized. Consequently, we do not expect this to impact our effective tax rates in the future.

Notes to Consolidated Financial Statements

Note 1--Significant Accounting Policies

q.  Research and development expenses, page F-13

3.
Please refer to your disclosure that “in-process R&D acquired as part of an asset purchase is expensed as incurred.”  Please tell us how your accounting policy complies with ASC 730-10-25-2c, which prescribes that intangible assets acquired from others may be capitalized under certain circumstances.

In-process R&D acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use, is expensed as incurred.  In order to clarify this, we propose to modify this disclosure, commencing with our 2010 Form 20-F, as follows:

In-process R&D acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use, is expensed as incurred.

Note 12--Commitments and Contingencies

Intellectual Property Matters, page F-33

4.
You disclose that currently a number of products launched from 2004 through 2009 are subject to patent litigation and that resulting judgments against Teva could be material to its results of operations in a given period.  Please revise to disclose the loss contingency accruals at December 31, 2009 and an estimate of the related possible loss or range of loss or state that such estimates cannot be made.  Refer to ASC 450-20-50.

The only accrual for a loss contingency related to patent litigation at December 31, 2009 and discussed in note 12 to our 2009 financial statements is for the AZT matter discussed on page F-33.  No disclosure of the amount of this accrual was made because it is immaterial.  Teva did enter into settlement agreements with respect to two other litigations (omeprazole, discussed on page F-34, and famciclovir, discussed on page F-35), but, as they do not involve loss contingencies, no further disclosure of the settlement amounts is included in this note.

With regard to disclosure of the estimate of the related possible loss or range of loss, we note that this disclosure is included on page F-33 (in the first full paragraph on the page, above the “Intellectual Property Matters” section):

Mr. Jim B. Rosenberg
Securities and Exchange Commission
June 2, 2010

Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592 or Peter Jakes of this office at (212) 728-8230.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:       Don Abbott (SEC)
Frank Wyman (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)
Peter H. Jakes (Willkie)